Exhibit 6.4

LMP Automotive Holdings, Inc.
2018 Equity Incentive Plan

Grant of Stock Appreciation Rights

Dear [            ]:

On [            ], the Committee approved a grant of Stock Appreciation Rights (“SARs”) to you pursuant to the LMP Automotive Holdings, Inc. 2018 Equity Incentive Plan (the “Plan”).

You are granted [insert amount] SARs of LMP Automotive Holdings, Inc. [insert date] is the Grant Date and the fair market value of a share of LMP Automotive Holdings, Inc. as of such Grant Date is [insert Grant Date fair market value].

The Stock Appreciation Rights vest in annual installments of [insert percentage]%, with the first vesting on [insert date]:

Number of SARs Vested	Vesting Date

SARs may be exercised at any point in time between the Vesting Date and [insert date – specified date not to exceed 10 years from Grant Date]. Upon exercise, and subject to applicable tax withholding, you will be entitled to the difference between the fair market value of a share of LMP Automotive Holdings, Inc. on the exercise date and [insert Grant Date fair market value], multiplied by the number of SARs exercised. This amount will be paid to you in [cash/shares].

If I am an employee, I acknowledge and agree that applicable tax withholding shall be accomplished by having LMP Automotive Holdings, Inc. withhold shares having a fair market value equal to the minimum statutory total tax obligations.

The SARs granted to you are subject to and governed by the terms of the Plan generally. This agreement is governed by the laws of the State of Delaware.

IN WITNESS WHEREOF, LMP Automotive Holdings, Inc. has caused this Grant Agreement to be duly executed by its officers thereunto duly authorized, and the Grantee has hereunto set his hand and seal, all on the day and year first above written.

ATTEST:

[Corporate Seal]	LMP AUTOMOTIVE HOLDINGS, INC.

By:
[ ]	[ ] Chief Executive Officer

GRANTEE

Witness	Signature

Date: